Exhibit 12.1

The Manitowoc Company, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratio data)

	For the Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings from continuing operations before income taxes (1)	$56.6	$169.4	$225.2	$146.9	$46.3
Fixed charges	116.7	115.8	151.8	160.7	171.9
Total earnings available for fixed charges	$173.3	$285.2	$377.0	$307.6	$218.2
Fixed charges:
Interest expense	$97.0	$94.0	$128.4	$135.6	$145.4
Amortization of deferred financing costs	4.2	4.4	7.0	8.2	10.4
Portion of rent deemed interest factor (2)	15.5	17.4	16.4	16.9	16.1
Total fixed charges	$116.7	$115.8	$151.8	$160.7	$171.9
Ratio of earnings to fixed charges	1.5x	2.5x	2.5x	1.9x	1.3x

Notes for explanations:

(1) 2015 and 2014 amounts include the impact of non-cash impairment changes of of $24.4 million and $1.1 million, respectively.

(2) One third of all rent expense is deemed representative of the interest factor.